SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                October 24, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X    Form 40-F
                                     ---             ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VIVENDI Environnement logo                                    Vivendi Water logo

                                  PRESS RELEASE

            VIVENDI ENVIRONNEMENT TAKES OVER CONCESSION CONTRACT FOR WATER, WASTEWATER AND ELECTRICITY SERVICES FOR RABAT-SALE
                                   IN MOROCCO


October 24th, 2002 - Vivendi Environnement subsidiary of Vivendi Water has taken full control of Redal, the company holding a concession for municipal water, wastewater and electricity services in the region of Rabat-Sale in Morocco (2 million people served). Total revenue for the remaining 26 years of the contract is estimated at 4.5 billion euros.

On October 9, 2002, the contracting authority1 approved the 100% acquisition of Redal from a group of spanish and portuguese investors. Compagnie Generale des Eaux now owns 51% of Redal, the balance being owned by Compagnie Marocaine des Services a l'Environnement (CSME), the company that manages CGE's business activities in Morocco.

The original 30-year contract includes an investment program, principally to improve the quality of services provided to the customer and extend the networks to cover the whole population.

Vivendi Environnement has now committed to achieving many additional targets, particularly improving network performance and carrying out an R&D program to upgrade the services to international standards.

Through subsidiaries Vivendi Water, Vivendi Water Systems and CGSP-Onyx, Vivendi Environnement is now a leading player in services to municipalities in Morocco, with total revenue of more than 300 million euros.

Vivendi Water, via its subsidiary Amendis, currently provides drinking water, wastewater and electricity services to 1.2 million people in the Tangiers and Tetouan districts. CGSP-Onyx operates waste management services for Fes-Agdal, Rabat-Hassan and Oujda. Vivendi Water Systems has also been made responsible by the National Water Office for doubling the Laayoune plant's drinking water production capacity through sea water desalination.

--------------------------------------------------------------------------------
1 The contracting authority is a council comprising all the urban and rural communities and districts in Rabat and the surrounding region: urban community of Rabat Sale and Temara, urban district of Skhirat and Bouznika, and the rural district of Sidi Bouknadel, Shoul, Ain Attig, Sebbah, Mers el Kheir, Sidi Yahia Zai and Cherrat.

Vivendi Water, a subsidiary of Vivendi Environnement, is the leading global provider of water and wastewater services for municipal authorities, industrial companies and consumers. The company provides the entire range of outsourcing and design-build services, as well as equipment and systems. With operations in more than 100 countries, Vivendi Water serves over 110 million consumers and 40,000 industrial customers worldwide. It has revenues of 13.6 billion euros for 2001 and 72,600 employees.

Important Disclaimer

Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This [document/press release] contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.


  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100



     Press release also available on http://vivendienvironnement-finance.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  October 24, 2002

                                         VIVENDI ENVIRONNEMENT


                                         By: /s/ Jerome Contamine
                                             -----------------------------------
                                             Name: Jerome Contamine
                                             Title: Chief Financial Officer